Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

UNAUDITED RESULTS FOR THE THIRD QUARTER OF 2013

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK:6883) (NASDAQ:MPEL), a developer and owner of casino gaming and entertainment resort facilities in Asia, today released its unaudited financial results for the third quarter of 2013, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”) which differ in certain respects from the International Financial Reporting Standards (“IFRS”).

Net revenue for the third quarter of 2013 was US$1,252.7 million, representing an increase of approximately 24% from US$1,010.8 million for the comparable period in 2012. The increase in net revenue was primarily attributable to improved group-wide gaming performance, particularly in the mass market table games segment.

Adjusted EBITDA(1) was US$315.2 million for the third quarter of 2013, as compared to Adjusted EBITDA of US$226.4 million in the third quarter of 2012. The 39% year-over-year increase in Adjusted EBITDA was driven by significant growth in the mass market table games segment at City of Dreams, as well as improved group-wide rolling chip volume and a committed approach to controlling costs, partially offset by a lower rolling chip win rate.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the third quarter of 2013 was US$179.4 million, or US$0.33 per ADS, compared with net income attributable to Melco Crown Entertainment of US$104.9 million, or US$0.19 per ADS, in the third quarter of 2012. The net loss attributable to non-controlling interests during the third quarter of 2013 of US$15.6 million related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “I am pleased to report another successful quarter, with strong growth in our core segments driving record fundamental performance.

“Our committed focus on the mass market segments, particularly at the higher end of the market where we have a significant competitive advantage, continues to drive our Company’s overall profitability and outperformance in the mass market table games segment. Our premium mass offerings continue to lead the way in Macau, with City of Dreams further extending its number one position in this increasingly important segment, as is evident in the property’s leading mass market table yields.

“Studio City remains on budget and on track to open in mid-2015 with clear progress being made on the main superstructure following the successful completion of the foundation and piling work. This cinematically-themed integrated resort located in Cotai represents a powerful and complementary addition to our current portfolio of operating assets in Macau, offering a unique array of entertainment and interactive attractions which will cater to a broad range of customers in Macau and help drive diversification of the Macau economy.

“We recently announced City of Dreams Manila as the brand of our integrated casino resort in the Philippines which, together with an ultra-luxurious Crown Towers branded hotel, demonstrates our commitment and confidence in this exciting leisure and entertainment market. We believe our experience in developing and operating integrated resorts in Asia, our unique competitive position in the VIP segments and experience in delivering world-class entertainment, together with our strong local partner, means we are in a unique position to capitalize on the economic growth in the Philippines and the region, and support the Philippine Government’s leisure and tourism objectives.

“City of Dreams Manila is Melco Crown Entertainment’s first foray outside of Macau, representing the next step in our mission of becoming the leading gaming and entertainment company in the region. We continue to investigate opportunities in other key Asian markets where they meet our strict approach to the deployment of capital, including Japan.

“Clear progress is being made on the various and wide-ranging infrastructure programs both in Macau and regionally, which continue to support visitation and the mass market segments in general. The Macau market has delivered impressive growth year-to-date across all gaming segments, showing the market’s unique position to cater to the expanding Asian middle class and, in particular, the inevitable shift to a consumer-led economy in China.”

City of Dreams Third Quarter Results

For the third quarter of 2013, net revenue at City of Dreams was US$958.3 million compared to US$747.4 million in the third quarter of 2012. City of Dreams generated Adjusted EBITDA of US$298.4 million in the third quarter of 2013, representing an increase of 46% compared to US$204.0 million in the comparable period of 2012.

The strong year-over-year improvement in third quarter Adjusted EBITDA was primarily a result of strong improvements in the mass market segments, including a 73% year-over-year increase in mass table games gross gaming revenue, together with an increase in rolling chip volumes, partially offset by a lower rolling chip win rate.

Rolling chip volume for the third quarter of 2013 was US$22.8 billion, representing an increase of 17% when compared to rolling chip volume of US$19.5 billion for the comparable period of 2012. The rolling chip win rate was 3.0% in the third quarter of 2013 compared to 3.2% in the third quarter of 2012. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased 36% to US$1,213.2 million compared with US$889.8 million in the third quarter of 2012. The mass market table games hold percentage was 34.8% in the third quarter of 2013 compared to 27.4% in the third quarter of 2012.

Slot handle for the third quarter of 2013 was US$1,242.5 million, up 52% from US$816.3 million generated in the quarter ended September 30, 2012.

Total non-gaming revenue at City of Dreams in the third quarter of 2013 was US$70.9 million, an increase of 12% from US$63.6 million in the third quarter of 2012. Occupancy per available room in the third quarter of 2013 was 97%, versus 95% in the third quarter of 2012. The average daily rate (“ADR”) in the third quarter of 2013 was US$185 per occupied room, an increase of 3% from an ADR of US$180 in the third quarter of 2012.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2013, net revenue at Altira Macau was US$242.4 million compared to US$215.7 million in the third quarter of 2012. Altira Macau generated Adjusted EBITDA of US$29.8 million in the third quarter of 2013, in-line with the same period in 2012.

Rolling chip volume totaled US$10.8 billion in the third quarter of 2013 versus US$11.0 billion in the third quarter of 2012. In the third quarter of 2013, the rolling chip win rate was 2.9%, as compared to 2.6% for the comparable period in 2012. The expected rolling chip win rate range is 2.7% –3.0%.

In the mass market table games segment, drop totaled US$181.9 million in the third quarter of 2013, an increase of 18% from US$153.8 million generated in the comparable period in 2012. The mass market table games hold percentage was 14.9% in the third quarter of 2013 compared with 15.8% in the third quarter of last year.

Total non-gaming revenue at Altira Macau in the third quarter of 2013 was US$9.2 million, up from US$8.4 million in the third quarter of 2012. Occupancy per available room in the third quarter of 2013 was 99%, compared with 98% for the comparable period in 2012. ADR was US$223 per occupied room, compared to US$215 in the third quarter of 2012, an increase of 4%.

Mocha Clubs Third Quarter Results

Net revenue from Mocha Clubs totaled US$38.6 million in the third quarter of 2013, up 9% from US$35.5 million in the third quarter of 2012. Mocha Clubs generated US$11.2 million of Adjusted EBITDA in the third quarter of 2013, an increase of 20% when compared to Adjusted EBITDA of US$9.4 million in the same period in 2012.

The number of gaming machines in operation at Mocha Clubs averaged approximately 2,000 in the third quarter of 2013, in-line with the comparable period in 2012. The net win per gaming machine per day was US$218 in the quarter ended September 30, 2013, as compared with US$188 in the comparable period in 2012, an increase of 16%.

City of Dreams Manila Third Quarter Results

On a fully consolidated basis, we incurred approximately US$5.7 million of operating expenses in the third quarter of 2013 at City of Dreams Manila, which primarily relate to pre-opening costs as well as share based compensation cost, and recorded a net loss of approximately US$15.4 million as a result of the operating expenses and approximately US$9.8 million of capital lease charges relating to building lease payments incurred during the third quarter of 2013.

Other Factors Affecting Earnings

Total non-operating expense for the third quarter of 2013 was US$44.4 million, which included US$34.6 million in net interest expense and other finance costs of US$11.4 million. There was US$8.2 million of capitalized interest during the third quarter of 2013, primarily relating to Studio City. The year-on-year increase in non-operating expenses of US$19.5 million was primarily a result of higher net interest expenses and other finance costs associated with the Studio City financing as well as the capital lease charges associated with the Philippines capital lease obligation.

Depreciation and amortization costs of US$95.7 million were recorded in the third quarter of 2013, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$16.1 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Cash and cash equivalents as of September 30, 2013 totaled US$3.1 billion, including US$1.1 billion of restricted cash, primarily related to Studio City. Total debt at the end of the third quarter of 2013 was US$2.6 billion.

Capital expenditures for the third quarter of 2013 were US$167.6 million, which predominantly relate to Studio City and City of Dreams Manila, as well as various projects at City of Dreams.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the third quarter of 2013 and for the nine months ended September 30, 2013 and are reminded that such financial information presented herein have been prepared in accordance with U.S. GAAP which differ in certain respects from IFRS and has not been audited. Consequently, the shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its third quarter 2013 financial results on November 5, 2013 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll/International	1 845 675 0437
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076
Philippines Toll Free	1 800 165 10607

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 161 20166

Conference ID	89940998

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, other non-operating income and expenses and net loss attributable to non-controlling interests. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and others expenses, other non-operating income and expenses and net loss attributable to non-controlling interests. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this announcement.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs, property charges and others, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification. Adjusted net income and adjusted net income per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer and owner of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Macau, November 5, 2013

As of the date of this announcement, the executive Director of the Company is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,211,933	$972,530	$3,585,712	$2,869,364
Rooms	31,766	29,379	94,114	86,847
Food and beverage	20,060	18,767	57,948	51,463
Entertainment, retail and others	30,065	25,571	75,995	68,598

Gross revenues	1,293,824	1,046,247	3,813,769	3,076,272
Less: promotional allowances	(41,158)	(35,415)	(121,151)	(100,070)

Net revenues	1,252,666	1,010,832	3,692,618	2,976,202

OPERATING COSTS AND EXPENSES
Casino	(846,859)	(705,967)	(2,519,605)	(2,067,665)
Rooms	(3,240)	(3,669)	(9,249)	(11,255)
Food and beverage	(6,544)	(6,633)	(20,424)	(20,998)
Entertainment, retail and others	(16,169)	(15,133)	(47,237)	(45,897)
General and administrative	(69,648)	(55,518)	(187,481)	(164,149)
Pre-opening costs	(4,122)	(1,551)	(10,768)	(4,851)
Development costs	(1,019)	(3,345)	(21,004)	(3,913)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(16,116)	(15,797)	(48,156)	(44,115)
Depreciation and amortization	(65,245)	(63,966)	(195,950)	(196,094)
Property charges and others	(1,853)	(426)	(5,550)	(4,042)

Total operating costs and expenses	(1,045,124)	(886,314)	(3,108,352)	(2,605,907)

OPERATING INCOME	207,542	124,518	584,266	370,295

NON-OPERATING EXPENSES
Interest expenses, net	(34,645)	(23,725)	(115,123)	(69,787)
Other finance costs	(11,435)	(3,368)	(32,228)	(10,350)
Change in fair value of interest rate swap agreements	—	—	—	363
Foreign exchange gain (loss), net	920	1,710	(8,902)	3,349
Other income, net	743	510	1,103	1,644
Loss on extinguishment of debt	—	—	(50,935)	—
Costs associated with debt modification	—	—	(10,538)	—

Total non-operating expenses	(44,417)	(24,873)	(216,623)	(74,781)

INCOME BEFORE INCOME TAX	163,125	99,645	367,643	295,514
INCOME TAX CREDIT	686	823	2,042	1,865

NET INCOME	163,811	100,468	369,685	297,379
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	15,585	4,401	44,532	11,843

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$179,396	$104,869	$414,217	$309,222

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.109	$0.064	$0.251	$0.188

Diluted	$0.108	$0.063	$0.249	$0.187

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.326	$0.191	$0.753	$0.564

Diluted	$0.323	$0.190	$0.747	$0.560

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,650,444,726	1,646,073,794	1,649,220,823	1,644,954,427

Diluted	1,664,843,488	1,658,032,982	1,663,597,935	1,657,593,494

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30, 2013	December 31, 2012
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,068,663	$1,709,209
Restricted cash	887,472	672,981
Accounts receivable, net	262,656	320,929
Amounts due from affiliated companies	80	1,322
Income tax receivable	235	266
Inventories	17,747	16,576
Prepaid expenses and other current assets	47,613	27,743

Total current assets	3,284,466	2,749,026

PROPERTY AND EQUIPMENT, NET	3,118,664	2,684,094
GAMING SUBCONCESSION, NET	499,340	542,268
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	256,078	88,241
RESTRICTED CASH	184,406	741,683
DEFERRED TAX ASSETS	104	105
DEFERRED FINANCING COSTS	118,967	65,930
LAND USE RIGHTS, NET	967,621	989,984

TOTAL ASSETS	$8,515,781	$7,947,466

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,735	$13,745
Accrued expenses and other current liabilities	950,717	850,841
Income tax payable	1,769	1,191
Capital lease obligations, due within one year	26,848	—
Current portion of long-term debt	262,518	854,940
Amounts due to affiliated companies	1,756	949

Total current liabilities	1,253,343	1,721,666

LONG-TERM DEBT	2,336,557	2,339,924
OTHER LONG-TERM LIABILITIES	13,385	7,412
DEFERRED TAX LIABILITIES	63,470	66,350
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	255,314	—
LAND USE RIGHTS PAYABLE	38,984	71,358

SHAREHOLDERS’ EQUITY
Ordinary shares	16,621	16,581
Treasury shares	(5,916)	(113)
Additional paid-in capital	3,474,657	3,235,835
Accumulated other comprehensive losses	(10,645)	(1,057)
Retained earnings	548,910	134,693

Total Melco Crown Entertainment Limited shareholders’ equity	4,023,627	3,385,939
Noncontrolling interests	531,101	354,817

Total equity	4,554,728	3,740,756

TOTAL LIABILITIES AND EQUITY	$8,515,781	$7,947,466

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Crown Entertainment Limited	$179,396	$104,869	$414,217	$309,222
Pre-opening Costs	4,122	1,551	10,768	4,851
Development Costs	1,019	3,345	21,004	3,913
Property Charges and Others	1,853	426	5,550	4,042
Change in fair value of interest rate swap agreements	—	—	—	(363)
Loss on extinguishment of debt	—	—	50,935	—
Costs associated with debt modification	—	—	10,538	—

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$186,390	$110,191	$513,012	$321,665

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.113	$0.067	$0.311	$0.196

Diluted	$0.112	$0.066	$0.308	$0.194

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.339	$0.201	$0.933	$0.587

Diluted	$0.336	$0.199	$0.925	$0.582

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,650,444,726	1,646,073,794	1,649,220,823	1,644,954,427

Diluted	1,664,843,488	1,658,032,982	1,663,597,935	1,657,593,494

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and

Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended September 30, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$21,915	$7,932	$239,494	$(11,881)	$(5,714)	$(44,204)	$207,542
Pre-opening Costs	—	—	—	688	3,417	17	4,122
Development Costs	—	—	—	—	—	1,019	1,019
Depreciation and Amortization	7,845	2,980	57,071	10,883	299	16,592	95,670
Share-based Compensation	45	40	245	—	1,925	2,774	5,029
Property Charges and Others	—	223	1,630	—	—	—	1,853

Adjusted EBITDA	29,805	11,175	298,440	(310)	(73)	(23,802)	315,235
Corporate and Others Expenses	—	—	—	—	—	23,802	23,802

Adjusted Property EBITDA	$29,805	$11,175	$298,440	$(310)	$(73)	$—	$339,037

	Three Months Ended September 30, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$21,674	$5,865	$147,757	$(11,912)	$—	$(38,866)	$124,518
Pre-opening Costs	—	—	715	836	—	—	1,551
Development Costs	—	—	—	—	—	3,345	3,345
Depreciation and Amortization	8,118	3,224	55,141	10,883	—	16,706	94,072
Share-based Compensation	28	38	150	—	—	2,254	2,470
Property Charges and Others	—	224	202	—	—	—	426

Adjusted EBITDA	29,820	9,351	203,965	(193)	—	(16,561)	226,382
Corporate and Others Expenses	—	—	—	—	—	16,561	16,561

Adjusted Property EBITDA	$29,820	$9,351	$203,965	$(193)	$—	$—	$242,943

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended
	September 30,
	2013	2012
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$339,037	$242,943
Corporate and Others Expenses	(23,802)	(16,561)

Adjusted EBITDA	315,235	226,382
Pre-opening Costs	(4,122)	(1,551)
Development Costs	(1,019)	(3,345)
Depreciation and Amortization	(95,670)	(94,072)
Share-based Compensation	(5,029)	(2,470)
Property Charges and Others	(1,853)	(426)
Interest and Other Non-Operating Expenses, Net	(44,417)	(24,873)
Income Tax Credit	686	823

Net Income	163,811	100,468
Net Loss Attributable to Noncontrolling Interests	15,585	4,401

Net Income Attributable to Melco Crown Entertainment Limited	$179,396	$104,869

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2013
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$87,614	$19,771	$668,595	$(35,587)	$(28,940)	$(127,187)	$584,266
Pre-opening Costs	—	—	369	2,059	8,301	39	10,768
Development Costs	—	—	—	—	17,216	3,788	21,004
Depreciation and Amortization	23,599	8,915	171,287	32,649	711	49,873	287,034
Share-based Compensation	112	99	643	—	1,988	7,327	10,169
Property Charges and Others	—	671	4,630	—	—	249	5,550

Adjusted EBITDA	111,325	29,456	845,524	(879)	(724)	(65,911)	918,791
Corporate and Others Expenses	—	—	—	—	—	65,911	65,911

Adjusted Property EBITDA	$111,325	$29,456	$845,524	$(879)	$(724)	$—	$984,702

	Nine Months Ended September 30, 2012
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$84,059	$17,480	$412,344	$(31,760)	$—	$(111,828)	$370,295
Pre-opening Costs	—	16	2,845	1,990	—	—	4,851
Development Costs	—	—	—	—	—	3,913	3,913
Depreciation and Amortization	26,749	9,730	169,725	29,375	—	47,558	283,137
Share-based Compensation	76	100	376	—	—	5,950	6,502
Property Charges and Others	—	671	957	—	—	2,414	4,042

Adjusted EBITDA	110,884	27,997	586,247	(395)	—	(51,993)	672,740
Corporate and Others Expenses	—	—	—	—	—	51,993	51,993

Adjusted Property EBITDA	$110,884	$27,997	$586,247	$(395)	$—	$—	$724,733

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income

Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2013	2012
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$984,702	$724,733
Corporate and Others Expenses	(65,911)	(51,993)

Adjusted EBITDA	918,791	672,740
Pre-opening Costs	(10,768)	(4,851)
Development Costs	(21,004)	(3,913)
Depreciation and Amortization	(287,034)	(283,137)
Share-based Compensation	(10,169)	(6,502)
Property Charges and Others	(5,550)	(4,042)
Interest and Other Non-Operating Expenses, Net	(216,623)	(74,781)
Income Tax Credit	2,042	1,865

Net Income	369,685	297,379
Net Loss Attributable to Noncontrolling Interests	44,532	11,843

Net Income Attributable to Melco Crown Entertainment Limited	$414,217	$309,222

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Room Statistics:
Altira Macau
Average daily rate (3)	$223	$215	$228	$219
Occupancy per available room	99%	98%	99%	97%
Revenue per available room (4)	$220	$210	$225	$213

City of Dreams
Average daily rate (3)	$185	$180	$188	$183
Occupancy per available room	97%	95%	96%	92%
Revenue per available room (4)	$180	$171	$181	$168
Other Information:
Altira Macau
Average number of table games	165	172	169	182
Table games win per unit per day (5)	$22,413	$19,895	$23,781	$19,645

City of Dreams
Average number of table games	456	447	454	443
Average number of gaming machines	1,441	1,475	1,501	1,410
Table games win per unit per day (5)	$26,293	$21,094	$25,897	$20,636
Gaming machines win per unit per day (6)	$362	$278	$344	$305

(3)	Average daily rate is calculated by dividing total room revenue by total occupied rooms
(4)	Revenue per available room is calculated by dividing total room revenue by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points